EXHIBIT 11.1:
OIL-DRI CORPORATION OF AMERICA
Computation of Net Income Per Share
(in thousands except for per share amounts)

	Year Ended July 31,
	2019	2018
Net income available to stockholders	$12,611	$8,240
Less: Distributed and undistributed earnings allocated to nonvested restricted stock	(490)	(193)
Earnings available to common shareholders	$12,121	$8,047

Shares Calculation

Average shares outstanding - Basic Common	5,112	5,036
Average shares outstanding - Basic Class B Common	2,068	2,097
Potential Common Stock relating to stock options and non-vested restricted stock	71	89
Average shares outstanding - Assuming dilution	7,251	7,222

Net Income Per Share: Basic Common	$1.82	$1.22
Net Income Per Share: Basic Class B Common	$1.36	$0.91
Net Income Per Share: Diluted Common	$1.67	$1.11